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CONFIDENTIAL

June 4, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	On Holding AG

Draft Registration Statement on Form F-1

Dear Sir/Madam:

On behalf of On Holding AG, a corporation organized under the laws of Switzerland (the “Company”), we are submitting to the staff of the Securities and Exchange Commission for its confidential review the Company’s draft Registration Statement on Form F-1 relating to a proposed offering in the United States of the Company’s common shares.

If you have any questions regarding this submission, please do not hesitate to call me at (212) 450-4135, Michael Kaplan at (212) 450-4111 or Yasin Keshvargar at (212) 450-4839.

Sincerely,

/s/ Deanna L. Kirkpatrick

Deanna L. Kirkpatrick

Enclosures

CC:	Martin Hoffmann, Co-Chief Executive Officer and

Chief Financial Officer

Florian Maag, Head of Corporate Finance and

Investor Relations

Johannes Spindler, General Counsel

On Holding AG

Michael Kaplan

Yasin Keshvargar

Davis Polk & Wardwell LLP